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October 29, 2018

VIA EDGAR TRANSMISSION

Ms. Elisabeth M. Bentzinger

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Bentzinger:

On August 31, 2018, the Registrant, on behalf of its series, Catalyst/Stone Beach Income Opportunity Fund and Catalyst Floating Rate Income Fund (to be known as “Catalyst/CIFC Floating Rate Income Fund effective November 1, 2018) (each a “Fund” and collectively the “Funds”), filed a registration statement (the “Registration Statement”) under the Securities Act of 1933 (the “Securities Act”). In a telephone conversation on October 16, 2018, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized herein.

The Registrant acknowledges that you provided a number of comments that identified clerical mistakes or typographical errors. The Registrant has corrected those errors without enumerating them here. The Registrant’s revisions and corrections have been made to the composite registration statement that includes the Funds filed on October 29, 2018.

General

Comment 1: Going forward, please include the filing date and the Registrant’s Securities and Investment Company Act numbers on the facing sheet.

Response: The Registrant undertakes to include the filing date and its Securities and Investment Company Act numbers on the facing sheet in future filings.

Ms. Elisabeth M. Bentzinger

October 29, 2018

Comment 2: The Staff notes that the name of the Catalyst/CIFC Floating Rate Income Fund as it appears in the Registration Statement does not reconcile with the name of the Fund as it appears on EDGAR.

Response: The Board has approved changing the name of the Fund to “Catalyst/CIFC Floating Rate Income Fund” effective November 1, 2018. The new name will be reflected on EDGAR.

Prospectus

Catalys/Stone Beach Income Opportunities Fund

Comment 3: In the preamble to the Expense Example, please disclose that expenses reflect the reimbursement agreement only through the initial term of the agreement and clarify that the examples apply whether a shareholder redeems or holds his/her shares.

Response: The Registrant has amended the second sentence of the preamble to the Expense Example as follows:

The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then hold or redeem all of your shares at the end of those periods. The Example only accounts for the Fund’s expense limitation in place through its expiration period, October 31, 2019, and then depicts the Fund’s total annual expenses thereafter.

Comment 4: In the third paragraph under “Principal Investment Strategies,” the Registrant states that the Fund may invest in distressed ABS. Please clarify whether the Fund may also invest in distressed MBS.

Response: The Registrant has amended its principal investment strategies to state as follows:

The Fund does not limit its investments to a particular credit quality and may invest in distressed MBS and ABS, and other below investment grade securities (rated below BBB- by Standard & Poor’s Rating Services or the equivalent by Moody’s Investor Service, Inc. or Fitch, Inc., which is also known as “junk”) without limitation.

Comment 5: Please add “Mortgage Backed Securities Risk” as a separate principal risk and state the liquidity risks associated with those investments. Please include in the risk disclosure that the liquidity of those investments may change over time.

Ms. Elisabeth M. Bentzinger

October 29, 2018

Response: The Registrant has added the following to its Item 4 risk disclosures:

Mortgage-Backed Securities Risk. Mortgage-backed securities represent participating interests in pools of residential mortgage loans, some of which are guaranteed by the U.S. Government, its agencies or instrumentalities. However, the guarantee of these types of securities relates to the principal and interest payments and not the market value of such securities. In addition, the guarantee only relates to the mortgage-backed securities held by a Fund and not the purchase of shares of the Fund.

Mortgage-backed securities do not have a fixed maturity and their expected maturities may vary when interest rates rise or fall. An increased rate of prepayments on the Fund’s mortgage-backed securities will result in an unforeseen loss of interest income to the Fund as the Fund may be required to reinvest assets at a lower interest rate. A decreased rate of prepayments lengthens the expected maturity of a mortgage-backed security. The prices of mortgage-backed securities may decrease more than prices of other fixed-income securities when interest rates rise. The liquidity of mortgage-backed securities may change over time.

The Registrant has further added the following to sentence to its disclosure of “Mortgage-Backed Securities Risk” in its Item 9 risk disclosures:

The liquidity of mortgage-backed securities may change over time.

Comment 6: Since the Fund will invest in total return swaps, please add corresponding risk disclosures.

Response: The Registrant the Prospectus reviewed by the Staff included disclosure of “Swaps Risk.”

Comment 7: Since the Fund will utilize “derivative instruments, including options, futures contracts, fixed income swap agreements and other synthetic mortgage-related swap agreements” as stated on page 5 of the Prospectus, please add corresponding risk disclosures.

Response: The Registrant notes that the Prospectus reviewed by the Staff included disclosure of “Derivatives Risk”, “Futures Risk” and “Fixed Income Securities Risk” Risk.” The Registrant has added the following disclosure to its Item 4 disclosures in the Prospectus:

Ms. Elisabeth M. Bentzinger

October 29, 2018

Options Risk. There are risks associated with the sale and purchase of call and put options. As the seller (writer) of a call option, the Fund assumes the risk of a decline in the market price of the underlying security below the purchase price of the underlying security less the premium received, and gives up the opportunity for gain on the underlying security above the exercise option price. As the buyer of a put or call option, the Fund risks losing the entire premium invested in the option if the Fund does not exercise the option. As a seller (writer) of a put option, the Fund will lose money if the value of the security falls below the strike price. If unhedged, the Fund’s written calls expose the Fund to potentially unlimited losses.

Comment 8: In the Registrant’s disclosure of “Acquired Funds Risk,” please expand the disclosure to address the risk associated with investing in ETFs.

Response: The Registrant has added the following paragraph to its Item 4 disclosure of “Acquired Funds Risk” in the Prospectus:

ETF shares may trade at a discount to or a premium above net asset value if there is a limited market in such shares. ETFs are also subject to brokerage and other trading costs, which could result in greater expenses to the Fund.

The Registrant has added the following paragraph to its Item 9 disclosure of “Acquired Fund Risk” in the Prospectus:

ETF shares may trade at a discount to or a premium above net asset value if there is a limited market in such shares. ETFs are also subject to brokerage and other trading costs, which could result in greater expenses to the Fund. Because the value of ETF shares depends on the demand in the market, the adviser or sub-adviser (as applicable) may not be able to liquidate the Fund’s holdings at the most optimal time, adversely affecting performance.

Each acquired fund is subject to specific risks, depending on the nature of its investment strategy. Acquired funds that use derivatives may be subject to counterparty risk, liquidity risk, and other risks commonly associated with investments in derivatives.

Comment 9: Please expand the disclosure of “Credit Risk” to address the sensitivity of fixed income securities to defaults and changes in credit ratings.

Ms. Elisabeth M. Bentzinger

October 29, 2018

Response: The Registrant has added the following sentence to its disclosure of “Credit Risk” in its Item 4 and 9 disclosures in the Prospectus:

The price of a fixed income security tends to drop if the rating of the underlying issuer drops and the probability of the failure to pay principal and interest increases.

Comment 10: In the disclosure of “Asset-Backed Security Risk,” the liquidity risk of associated investments should be discussed. Please include that the liquidity of these types of investments may change over time.

Response: The Registrant has added the following sentence to its disclosure of “Asset-Backed Security Risk” in its Item 4 and 9 disclosures in the Prospectus.

The liquidity of asset-backed securities may change over time.

Comment 11: Given the Fund’s investment in fixed income securities, please provide a separate disclosure for “Interest Rate Risk.”

Response: The Registrant has added the following to its Item 4 disclosures in the Prospectus:

Interest Rate Risk. Interest rate risk is the risk that bond prices overall, including the prices of securities held by the Fund, will decline over short or even long periods of time due to rising interest rates. Bonds with longer maturities tend to be more sensitive to interest rates than bonds with shorter maturities.

Comment 12: Please revise the Fund’s disclosure of “Junk Bond Risk” to address the particular securities in which the Fund invests. The Staff notes that the Fund does not purchase bonds.

Response: The Registrant has amended it disclosure of “Junk Bond Risk” in its Item 4 and 9 disclosures in the Prospectus:

Junk Bond Risk. Lower-quality floating rate investments ~~bonds~~ and other debt including lower-quality loans, known generally as “high yield” or “junk” bonds, present greater risk than floating rate investments and loans ~~bonds~~ of higher quality, including an increased risk of default, illiquidity of the instrument, and changes in value based on public perception of the issuer. An economic downturn or period of rising interest rates could adversely affect the market for these instruments ~~bonds~~ and reduce the Fund’s ability to sell them ~~ts bonds~~. The lack of a liquid market for

Ms. Elisabeth M. Bentzinger

October 29, 2018

these instruments ~~for these bonds~~ could decrease the Fund’s share price. The credit rating for these instruments could also be further downgraded after they are purchased by the Fund, which would reduce their value. The value of lower-quality investments often fluctuates in response to company, political, or economic developments and can decline significantly over short periods of time or during periods of general or regional economic difficulty. Lower-quality instruments can be thinly traded or have restrictions on resale, making them difficult to sell at an acceptable price.

Comment 13: Please expand the disclosure of “Leverage Risk” to include a discussion of structured notes.

Response: The Registrant has amended the disclosure of “Leverage Risk” in its Item 4 disclosures in the Prospectus as follows:

Leverage Risk: Using structured notes and derivatives like futures and options to increase the Fund’s combined long and short exposure creates leverage, which can magnify the Fund’s potential for gain or loss and, therefore, amplify the effects of market volatility on the Fund’s share price.

The Registrant has amended the disclosure of “Leverage Risk” in its Item 9 disclosures in the Prospectus as follows:

Leverage Risk. Using structured notes and derivatives can create leverage, which can amplify the effects of market volatility on a Fund’s share price and make the Fund’s returns more volatile. The use of leverage may cause the Fund to liquidate portfolio positions when it would not be advantageous to do so in order to satisfy its obligations. The use of leverage may also cause the Fund to have higher expenses than those of mutual funds that do not use such techniques.

Comment 14: Please define “tracking risk” as that term is used in the disclosure of “Structured Note Risk” and “Swaps Risk.” Please also define “issuer default risk” as that term is used in the disclosure of “Structured Note Risk.”

Response: The Registrant has amended its disclosure of “Structured Note Risk” in the Prospectus to state as follows:

Structured Note Risk. The Fund may seek investment exposure to sectors through structured notes that may be exchange traded or may trade in the over the counter

Ms. Elisabeth M. Bentzinger

October 29, 2018

market.  These notes are typically issued by banks or brokerage firms, and have interest and/or principal payments which are linked to changes in the price level of certain assets or to the price performance of certain indices.  The value of a structured note will be influenced by time to maturity, level of supply and demand for this type of note, interest rate and market volatility, changes in the issuer's credit quality rating, and economic, legal, political, or events that affect the industry.  In addition, there may be a lag between a change in the value of the underlying reference asset and the value of the structured note.  Structured notes may also be subject to counterparty risk.  The Fund may also be exposed to increased transaction costs when it seeks to sell such notes in the secondary market.

The Registrant has amended its disclosure of “Swaps Risk” in the Prospectus to state as follows:

Swap Risk. The Fund may use swaps to enhance returns and manage risk. The Fund's use of swaps involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index.

Comment 15: In a footnote to the bar chart to be inserted on page 10 of the Prospectus, please include year-to-date return information as of the end of the most recent quarter.

Response: The requested information has been included.

Catalyst/CIFC Floating Rate Income Fund

Comment 16: In the preamble to the Expense Example, please disclose that expenses reflect the reimbursement agreement only through the initial term of the agreement and clarify that the examples apply whether a shareholder redeems or holds his/her shares.

Response: The Registrant has amended the second sentence of the preamble to the Expense Example as follows:

The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then hold or redeem all of your shares at the end of those periods. The Example only accounts for the Fund’s expense limitation in place through its

Ms. Elisabeth M. Bentzinger

October 29, 2018

expiration period, October 31, 2019, and then depicts the Fund’s total annual expenses thereafter.

Comment 17: The Registrant states in the third paragraph under the heading “Principal Investment Strategies” on page 13 of the Prospectus that the Fund may invest in “other investment companies”. Please add disclosure that the Fund will consider the investments of underlying funds when determining its compliance with the 80% name rule.

Response: The Registrant has amended the first sentence in the third paragraph under the heading “Principal Investment Strategies” as follows:

. . . including structured notes, made to, or issued by, U.S. and non-U.S. corporations or other business entities; and other investment companies (including exchange traded funds) that invest primarily in floating rate assets. The Fund will consider the investments of these underlying funds when determining its compliance with its 80% policy.

Comment 18: Please clarify whether senior secured loans are bank loans and, if necessary, include senior secured loans in the disclosure of “Bank Loans Risk” in the Prospectus.

Response: The Registrant has amended the first sentence in its disclosure of “Bank Loans Risk” as follows:

The market for bank loans, also known as loans or corporate loans, of which senior secured loans are a type, may not be highly liquid and the Fund may have difficulty selling them.

Comment 19: Please add corresponding investment strategy disclosures for “Focused Investment Risk.” Please reconsider the use of the word “concentration” in the disclosure of this risk as the Fund has a non-concentration policy.

Response: The Registrant has added the following sentence to the end of the third paragraph under the heading “Principal Investment Strategies” on page 13 of the Prospectus, and the fourth paragraph under the heading “Catalyst/CIFC Floating Rate Income Fund” on page 23 of the Prospectus

The Fund’s portfolio may be focused on a limited number of industries, asset classes, countries or issuers.

Ms. Elisabeth M. Bentzinger

October 29, 2018

The Registrant has amended its disclosure of “Focused Investment Risk” on pages 15 and 38 of the Prospectus as follows:

Focused Investment Risk. The Fund’s portfolio may be focused on a limited number of industries, asset classes, countries, or issuers. Investments focused in a limited number of industries, asset classes, countries, or issuers that are subject to the same or similar risk factors, and investments whose prices are closely correlated, are subject to greater overall risk than investments that are more diversified or whose prices are not as closely correlated.  The focus ~~concentration~~ of the Fund’s portfolio in any issuers would subject the Fund to a greater degree of risk with respect to market price volatility or defaults by such issuers, and the focus ~~concentration~~ of the portfolio in any one industry, asset class or country would subject the Fund to a greater degree of risk with respect to economic downturns relating to such industry, asset class, or country.

Comment 20: Please recast “Interest Rate Risk for Floating Rate Debt” as “Interest Rate Risk.” The Staff believes the additional modifier is too narrow.

Response: The Registrant has made the requested change.

Comment 21: Please clarify whether “Senior Loan Risk” as disclosed on page 18 of the Prospectus refers to bank loans.

Response: The Registrant has amended the first sentence of its disclosure “Senior Loan Risk” in its Item 4 and 9 disclosures in the Prospectus to state as follows:

Senior bank loans are subject to the risk that a court could subordinate a senior loan, which typically holds the most senior position in the issuer’s capital structure, to presently existing or future indebtedness or take other action detrimental to the holders of senior loans.

Additional Information about the Funds’ Principal Investment Strategies and Related Risks

Comment 22: If the Catalyst/Stone Beach Income Opportunity Fund will write default swaps, please confirm that the Fund will segregate the full notional amount of the credit default swap to cover its obligations.

Ms. Elisabeth M. Bentzinger

October 29, 2018

Response: The Registrant has added the following sentence after the second sentence in the first paragraph under the heading “Catalyst Stone Beach Income Opportunity Fund” in its Item 9 disclosures in the Prospectus:

The Fund will segregate the full notional amount of any credit default swap to cover its obligations.

Comment 23: Please provide additional details in the paragraph under the heading “Non-Principal Investment Strategy” to explain how the disclosure differs from the Funds’ principal investment strategies.

Response: The “Non-Principal Investment Strategy” disclosure is applicable only to certain funds described in the combined Prospectus, which includes multiple funds in the Trust.

Comment 24: Please note that although “Asset-Backed and Mortgage-Backed Securities Risk” appears in the risk table of the Prospectus, it is not disclosed in the summary prospectus for Catalyst/Stone Beach Income Opportunity Fund.

Response: The Registrant has added the following risk to the Fund’s Item 4 risk disclosures of the Prospectus:

Asset-Backed and Mortgage-Backed Securities Risk. When the Fund invests in asset-backed securities, including mortgage-backed securities and CMOs, the Fund is subject to the risk that, if the issuer fails to pay interest or repay principal, the assets backing these securities may not be sufficient to support payments on the securities. Mortgage-backed securities issued or guaranteed by private issuers are also known as “non-agency MBS.” Non-agency MBS generally are a greater credit risk than MBS issued by the U.S. government. The liquidity of asset-backed securities may change over time.

Comment 25: In footnote 1 to the Class A sales charge table of the Prospectus, please disclose how the contingent deferred sales charge is calculated. Please disclose that some intermediaries may waive the contingent deferred sales charge under certain circumstances, and include a cross-reference to Appendix A.

Response: The Registrant has amended footnote 1 of the Class A sales charge table as follows:

In the case of investments at or above the $1 million breakpoint (where you do not pay an initial sales charge), a 1.00% contingent deferred sales charge (“CDSC”) may be assessed on shares redeemed within two years of purchase. As explained

Ms. Elisabeth M. Bentzinger

October 29, 2018

below, the CDSC for these Class A shares is based on the NAV at the time of purchase. The holding period for the CDSC begins on the day you buy your shares. Some intermediaries may waive the CDSC under certain circumstances. Please refer to Appendix A for more information.

Comment 26: In the first paragraph under the heading “How to Redeem Shares” in the Prospectus, please clarify that the redemption order will not be considered received by the Fund unless the entity receiving the order is authorized the accept the order on the Fund’s behalf.

Response: The Registrant has amended the second sentence of the first paragraph under “How to Redeem Shares” as follows:

Redemption orders received in good order by the Fund’s transfer agent or by a brokerage firm or other financial institution that sells Fund shares, authorized to accept redemption orders on the Fund’s behalf, before 4:00 p.m. ET (or before the NYSE closes if the NYSE closes before 4:00 pm ET) will be effective at that day’s NAV.

Comment 27: In connection with the last sentence of the first paragraph under the heading “How to Redeem Shares” in the Prospectus, please advise if the Registrant has specific knowledge of an intermediary imposing its own earlier cut-off time and the circumstances surrounding such earlier cut-off time. If so, please explain how the intermediary’s position is consistent with Registrant’s obligation under Rule 22c-1. The position that an intermediary is not the Fund’s agent does not justify an earlier cut-off time.

Response: The Registrant is unaware of any intermediary imposing its own earlier cut-off time and has deleted the last sentence in the first paragraph under “How to Redeem Shares.”

Comment 28: In the third paragraph under the heading “How to Redeem Shares” in the Prospectus, please note that “five business days” could violate Rule 22e. Consider replacing “five business days” with “seven calendar days.” Please state whether the time to pay out redemption proceeds varies depending on the method of the redemption request.

Response: The Registrant has amended the first sentence of the third paragraph under “How to Redeem Shares” to state as follows:

The Fund~~s~~ typically expects that it will take up to seven calendar days ~~five business days~~ following the receipt of your redemption request by any method to pay out redemption proceeds by check or electronic transfer.

Ms. Elisabeth M. Bentzinger

October 29, 2018

Comment 29: Please disclose whether a sales load will be imposed upon a sale of Class A shares in the paragraph under the heading “Exchange Privilege” in the Prospectus. Please delete or correct the reference to the “High Income Fund” in the same paragraph.

Response: The Registrant has added the following disclosures to the paragraph under the heading “Exchange Privilege” in the Prospectus:

In order to exchange shares of a Fund on a particular day, the Fund or its designated agent must receive your request before the close of regular trading on the NYSE (normally 4:00 p.m. Eastern Time) that day. Exchanges are made at the NAV determined after the order is considered received.  You will not be charged the upfront sales charge or the CDSC on exchanges of Class A shares.

Comment 30: In the same paragraph referenced in Comment 29, please disclose the Rule 22(c) procedures for processing sale orders.

Response: The Registrant refers to its response to Comment 29 as if fully stated herein.

Comment 31: In the section under the heading “Distribution Plans” on page 55 of the Prospectus, please disclose the information required by Rule 12(a) and Rule 12(b) in one place pursuant to General Instruction C(3)(a) to Form N-1A.

Response: The Registrant has moved its disclosure of “Distribution Plans” so that the information required by Rule 12(a) and 12(b) are together.

Comment 32: In the paragraph under the heading “Advisory Fees” in the Prospectus, please state the date that the fee waiver and expense reimbursement agreement terminates.

Response: The Registrant has amended the third sentence of the paragraph under “Advisory Fees” to state as follows:

The Advisor has contractually agreed to waive fees and/or reimburse expenses, but only to the extent necessary to maintain the Fund’s total annual operating expenses (excluding brokerage costs; underlying fund expenses; borrowing costs, such as (a) interest and (b) dividends on securities sold short; taxes; and extraordinary expenses such as regulatory inquiry and litigation expenses) at a certain level through October 31, 2019.

Ms. Elisabeth M. Bentzinger

October 29, 2018

Comment 33: The footnote to the “Expense Limitation Chart” should reflect that the expense limitation is considered after the recapture is taken into account.

Response: The Registrant has replaced the footnote to the Expense Limitation Chart with the following disclosure inserted above the chart:

Fee waivers and expense reimbursements are subject to possible recoupment by the Advisor from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the lesser of the expense limitation in place at the time of waiver/reimbursement and the expense limitation in place at the time of recapture. so long as such recoupment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (i) the Fund’s expense limitation at the time such expenses were waived and (ii) the Fund’s current expense limitation at the time of recoupment.

Comment 34: In the disclosures regarding the supplemental performance of the Catalyst/CIFC Floating Rate Income’s sub-advisor, please disclose that the presentation is net of all fees and expenses, including the sales loads of the Similar Funds. Further, please disclose that the composite performance reflects the deduction of the highest fee charged to the Similar Funds during the performance period. See 1996 No-Action Letter to JPMorgan.

Response: The Registrant has amended the fourth sentence in, and added the fifth sentence to, the fourth paragraph under “Supplemental Performance of CIFC” as follows:

The supplemental performance of the Composite is calculated net of the actual fees and expenses incurred by the Similar Funds including any applicable sales loads of the Similar Funds. The Composite performance results reflect the deduction of a model fee equal to the highest fee charged to any Similar Fund in the Composite during the periods noted in the tables below.

Comment 35: In the Financial Highlights for Catalyst/Stone Beach Income Opportunity Fund, please include the financial performance for Class I shares.

Response: The Registrant has added the requested performance data.

Appendix A

Comment 36: Please define “fund family” as that term is used in Appendix A to the Prospectus.

Ms. Elisabeth M. Bentzinger

October 29, 2018

Response: The Registrant has amended the sixth bullet point on page 76 of the Prospectus to state as follows:

•	Shares purchased through reinvestment of capital gains distributions and dividend reinvestment when purchasing shares of the same Fund (but not any other fund within the Trust advised by the Adviser (the “fund family”)).

Comment 37: In the last bullet point under the heading “CDSC Waivers on A and C Shares available at Merrill Lynch,” please delete the reference to C shares.

Response: The Registrant has deleted the reference to Class C shares as requested.

Statement of Additional Information

Comment 38: In Investment Restrictions (a) and (b) on page 2 of the Statement of Additional Information (“SAI”), please clarify what the 1940 Acts permits with respect to borrowing and issuing senior securities.

Response: The Registrant has added the following footnote to Investment Restrictions (a) and (b) on page 2 of the SAI:

The 1940 Act limits the Fund’s ability to borrow money, prohibiting the Fund from issuing senior securities, except the Fund may borrow from any bank provided that immediately after any such borrowing there is an asset coverage of at least 300% for all borrowings by the Fund and provided further, that in the event that such asset coverage shall at any time fall below 300%, the Fund shall, within three days thereafter or such longer period as the SEC may prescribe by rules and regulations, reduce the amount of its borrowings to such an extent that the asset coverage of such borrowing shall be at least 300%.

Comment 39: In Investment Restriction (g) on page 4 of the SAI, please disclose that the Fund will consider the investments of underlying investment companies when determining compliance with its own concentration policy.

Response: The Registrant has added the following sentence to the end of Investment Restriction (g):

The Fund will consider the investments of underlying investment companies when determining its compliance with this restriction.

Ms. Elisabeth M. Bentzinger

October 29, 2018

Comment 40: In the Share Ownership Table on page 32 of the SAI, please state, pursuant to Item 17(b)(4)(ii) of Form N-1A, the aggregate dollar range of securities beneficially owned by the trustees in all investment companies overseen by the trustee within the same family of investment companies as the Fund.

Response: The Registrant has added the requested disclosure.

Comment 41: In the first paragraph under the heading “Principal Shareholders” on page 32 of the SAI, please clarify that “Principal Shareholders” are those shareholders that own 5% or more of the Fund.

Response: The Registrant has added the following sentence as the penultimate sentence of the paragraph under the heading “Principal Shareholders” on page 32 of the SAI:

Persons owning 5% or more of the outstanding shares of the Fund (or a class of shares of the Fund) may be deemed principal shareholders of the Fund (or class of the Fund).

Comment 42: In the portfolio manager’s table on page 39 of the SAI, please note that the information for Stan Sokolowski should be as of the most recent practicable date because he is a new portfolio manager.

Response: The Registrant has added the requested disclosure.

Comment 43: The first paragraph on page 39 of the SAI states that a portion of the advisory fee received by Mr. Sokolowski is “based on the performance” of other accounts. Please note that the Fund cannot aggregate performance information. Information must be listed separately. See Item 20(a)(3) of Form N-1A.

Response: The Registrant has revised the referenced disclosure in the first paragraph on page 39 of the SAI as follows:

A portion of the advisory fee received by Mr. Sokolowski from one other pooled investment vehicle (total assets of approximately $56,412,386) and one other account (total assets of approximately $63,288,164) listed above ~~(collective assets totalling~~  is based on the performance of the respective ~~other~~ account.

Ms. Elisabeth M. Bentzinger

October 29, 2018

Part C

Comment 44: Please review all exhibits listed as “to be filed by subsequent amendment.” If they have been filed, please update the disclosure. Otherwise, please file all outstanding exhibits with the Rule 485(b) filing.

Response: The Registrant has updated its Part C accordingly.

Comment 45: Please explain supplementally why the information requested in Item 32(c) is not applicable.

Response: The Registrant states that the information requested in Item 32(c) is not applicable because no underwriting commissions are paid in connection with the sale of the Registrant’s shares.

Comment 46: Please confirm supplementally that the books and records of the Subsidiary disclosed in Item 35 are maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Registrant so confirms.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser